
WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




09047488

30 November 2009

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

SUPPL

Dear Sirs:

The enclosed unaudited financial results are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 8 Pages

dlw 12/14

File No. 82-
34986

Witwatersrand Consolidated Gold Resources Limited
('Wits Gold' or 'the Company')
Incorporated in the Republic of South Africa
(Registration number 2002/031365/06)
JSE share code: WGR ISIN: ZAE000079703
TSX share code: WGR CUSIP number: S98297104

Unaudited financial results for the six months ended 31 August 2009

Financial results for the six months ended 31 August 2009
The financial information herein is presented in South African Rand (R).
According to the Bank of Canada noon rate, the exchange rate, in effect as of 20 November 2009, was CAD $1.00 = R7.09.

The exchange rates, based on the Bank of Canada noon rate, in effect as of 31 August 2008, 28 February 2009 and 31 August 2009 were as follows:

31 August 2008	CAD $1.00 = R7.25
28 February 2009	CAD $1.00 = R7.95
31 August 2009	CAD $1.00 = R7.10

Condensed income statement for the six months ended 31 August 2009

	Six months ended		Year ended
	31 August 2009 (Unaudited) R	31 August 2008 (Unaudited) R	28 February 2009 (Audited) R
Revenue	-	-	-
Operating loss	(7 897 551)	(8 765 124)	(18 232 838)
Profit on disposal of non-current assets	-	-	14 585
Net finance income	4 409 583	8 073 436	15 411 414
Sundry income	4 666	4 320	4 320
Fair value gain on financial asset	-	245 152	245 152
Interest expense	-	-	(34 592)
Loss for the period before taxation	(3 483 302)	(442 216)	(2 591 959)
Taxation	320 460	(733 016)	(1 031 979)
Loss for the period	(3 162 842)	(1 175 232)	(3 623 938)
Loss per share and diluted loss per share and headline loss per share			
Weighted average number of shares in issue	27 712 758	27 478 559	27 581 457
Basic and headline loss per share (cents)	(11.41)	(4.28)	(13.14)
Diluted weighted average number of shares in issue	27 837 758	27 478 559	27 706 457
Diluted basic and headline loss per share (cents)	(22.05)	(4.28)	(20.26)

FILE NO. 82-34986

Condensed balance sheet as at 31 August 2009

	As at		As at
	31 August 2009 (Unaudited) R	31 August 2008 (Unaudited) R	28 February 2009 (Audited) R
Assets			
Non-current assets	98 996 745	65 048 992	86 751 487
Current assets	97 983 522	142 770 145	118 571 960
Total assets	196 980 267	207 819 137	205 323 447
Equity and liabilities			
Capital and reserves	190 832 290	197 125 992	192 999 070
Non-current liabilities	-	659 508	-
Current liabilities	6 147 977	10 033 637	12 324 377
Total equity and liabilities	196 980 267	207 819 137	205 323 447

Condensed cash flow statement for the six months ended 31 August 2009

	Six months ended		Year ended
	31 August 2009 (Unaudited) R	31 August 2008 (Unaudited) R	28 February 2009 (Audited) R
Cash flows from operating activities			
Cash utilised in operating activities	(11 366 568)	(9 608 100)	(15 345 709)
Taxation paid	(1 103 369)	(4 322)	(4 322)
Net finance income	4 409 583	8 073 436	15 376 822
Net cash (utilised in)/generated by operating activities	(8 060 354)	(1 538 986)	26 791
Cash flows from investing activities			
Net cash (utilised in)/ generated by investing activities	(12 119 017)	220 474	(25 426 796)
Cash flows from financing activities			
Net cash generated by financing activities	-	6 346 848	6 395 071
(Decrease)/Increase in cash and cash equivalents	(20 179 371)	5 028 336	(19 004 934)
Cash and cash equivalents at beginning of period	117 063 136	136 068 070	136 068 070
Cash and cash equivalents at end of period	96 883 765	141 096 406	117 063 136

FILE NO - 82-34986

Statement of changes in equity for the six months ended 31 August 2009

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R
Balance at 29 February 2008 (Audited)	272 909	179 582 518	14 998 351
Loss for the period	-	-	-
Equity-settled share-based payments	-	-	1 373 226
Issue of share capital	6 000	6 364 000	-
Qualifying costs of share issue	-	(23 151)	-
Balance at 31 August 2008 (Unaudited)	278 909	185 923 367	16 371 577
Balance at 28 February 2009 (Audited)	278 909	185 971 589	17 849 857
Loss for the period	-	-	-
Equity-settled share-based payments	-	-	990 658
Deferred taxation on revaluation	-	-	-
Balance at 31 August 2009 (Unaudited)	278 909	185 971 589	18 840 515

	Revaluation reserve, land and buildings R	Accu-mulated loss R	Total R
Balance at 29 February 2008 (Audited)	4 392 300	(8 664 929)	190 581 149
Loss for the period	-	(1 175 232)	(1 175 232)
Equity-settled share-based payments	-	-	1 373 226
Issue of share capital	-	-	6 370 000
Qualifying costs of share issue	-	-	(23 151)
Balance at 31 August 2008 (Unaudited)	4 392 300	(9 840 161)	197 125 992
Balance at 28 February 2009 (Audited)	1 187 582	(12 288 867)	192 999 070
Loss for the period	-	(3 162 842)	(3 162 842)
Equity-settled share-based payments	-	-	990 658
Deferred taxation on revaluation	5 404	-	5 404
Balance at 31 August 2009 (Unaudited)	1 192 986	(15 451 709)	190 832 290

Overview

The Company is involved in the mineral exploration industry and does not generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of feasibility studies. Currently Wits Gold has completed a Pre-Feasibility Study over its Bloemhoek project, however, additional work will be required to be undertaken before a decision will be made to initiate a Definitive Feasibility Study. Despite the historic exploration work on the Company's remaining Prospecting Rights, no other known bodies of commercial ore or economic deposits have been determined. Additional work will be required in order to determine if any economic deposits occur on these properties.

The Company has previously been able to raise sufficient capital from its shareholders to fund its operating and exploration requirements. If the Company's current exploration programmes and studies are successful, additional financing will be required to complete further feasibility studies as well as to develop any mineral properties identified in order to bring them into commercial production. The longer term exploration of the Company's Prospecting Rights is also dependent upon the Company's ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means.

During the six-month period under review, Wits Gold did not issue any additional shares.

The Wits Gold Annual General Meeting was held in Johannesburg on 24 July 2009. Two directors, Dr Marc Watchorn and Mr Adam Fleming, were re-appointed by the shareholders, following their retirement by rotation.

Basis of preparation

The interim condensed financial statements for the six months ended 31 August 2009 are unaudited and have not been reviewed by our auditors. They have been prepared in accordance with IAS 34 - Interim Financial Reporting and in compliance with the Listings Requirements of the JSE Limited.

The financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards (IFRS). The accounting policies of the Company have been consistently applied and these financial statements should be read in conjunction with the annual report for the year ended 28 February 2009.

The Company identified only one business segment, being exploration within South Africa.

Interim operations

The operating loss for the six months under review decreased by R0.9 million when compared to the first six months of the prior year. The decrease in operating loss results mainly from a decrease in consulting fees (R0.4 million), and in employee share-based payment expenses (R0.9 million) offset by an increase in staff salaries (R0.3 million).

The loss before taxation increased by R3 million due mainly to decreases in interest received (R3.7 million) and in the fair value gain on financial assets (R0.2 million) offset by the decrease in operating loss mentioned above.

The Company spent R12.2 million (2008 - R13.4 million) on intangible exploration assets.

Dividend

No dividend has been declared for the period under review (31 August 2008 - Nil).

Commitments

The Company's commitments amount to R29.5 million (2008 - R44.7 million), of which R24.8 million (2008 - R44.1 million) is in respect of exploration activities. The net decrease results from the completion of various drilling projects.

Events subsequent to the review period

No material events have occurred since the accounting date and the date of this report.

FILE NO. 82-34986

Total Mineral Resources

Wits Gold currently holds legal title to 13 Prospecting Rights covering 102 512ha in the southern Free State, Potchefstroom and Klerksdorp goldfields. None of these assets are presently in production and the directors are not aware of any legal proceedings or any other material conditions that may impact on the Company's ability to continue with its exploration activities. The contained Mineral Resources are currently reflected as being fully attributable to Wits Gold. However, over certain properties of the southern Free State, Harmony has an option to acquire a 40% interest in any future mine following the completion of a Definitive Feasibility Study (DFS). Similar 40% clawback options apply to some of the Potchefstroom Prospecting Rights where Gold Fields and AngloGold Ashanti are the interested parties. In the Klerksdorp area, Gold Fields holds an option to a 40% participation on conclusion of a DFS.

As part of the environmental management plan (EMP), the Company has lodged bank guarantees totalling R215 000 with the Department of Mineral Resources (DMR). This amount has been accepted for the work programmes proposed over the 13 Prospecting Rights granted to Wits Gold. EMP compliance will be monitored on an ongoing basis for the duration of the Prospecting Rights.

During the past eight months, the Company has commissioned independent geological reviews of the Beisa North and De Bron projects, both of which are located in the southern Free State. In the Potchefstroom goldfield, Wits Gold has been granted uranium Variation Rights to accompany the rights held for gold. Consequently a revised Mineral Resource Estimate has been conducted to include uranium. All of the technical reports resulting from these studies are filed on the website www.sedar.com. These contain Mineral Resource Estimates compliant with the NI 43-101 and SAMREC reporting codes. A summary of the Company's total Mineral Resources is tabulated below. These Mineral Resources are inclusive of the Company's Mineral Reserves.

	Indicated gold resources		
Goldfield	Tonnes (millions)	Grade (g/t)	(Moz)
SOFS	103.3	6.0	19.9
Potchefstroom	-	-	-
Klerksdorp	-	-	-
Total	103.3	6.0	19.9

	Inferred gold resources		
Goldfield	Tonnes (millions)	Grade (g/t)	(Moz)
SOFS	111.6	4.6	16.5
Potchefstroom	333.6	7.1	75.8
Klerksdorp	85.1	14.5	39.5
Total	530.3	7.8	131.8

	Inferred uranium resources		
Goldfield	Tonnes (millions)	Grade (kg/t)	(Mlb)
SOFS	211.1	0.225	104.5
Potchefstroom	250.0	0.300	163.6
Klerksdorp	-	-	-
Total	461.1	0.265	268.1

FILE NO. 82-34986

A review of exploration data for the Beisa North area was undertaken by ExplorMine Consulting where the principal target is the Beisa Reef. During the period 1982 to 1984 this carbon-rich conglomerate was exploited for uranium and by-product gold on the adjacent Beisa Mine by Gencor. At Beisa North, an Inferred Mineral Resource has been estimated to a depth of 2 500m below surface. This comprises 27.9Mt at 0.78kg/t U3O8 (47.84Mlbs), at a cut-off of 50cm.kg/t with an additional 1.72g/t Au (1.55Moz).

Following the completion of the Company's recent drilling programme in the De Bron area, Snowden Mining Industry Consultants ("Snowden") reviewed the project's gold resources above a 300cm.g/t cut-off. This estimate, reported in an NI43-101 technical document dated 19 June 2009, outlined an Indicated Resource on the Beatrix, Kalkoenkrans, B and Leader Reefs of 23.2Mt at 5.2g/tAu (3.85Moz). This represents a substantial (41%) increase in the Indicated Resources, whilst the Inferred Resource decreased by 27% to 9.4Mt at 5.3g/t Au (1.58Moz).

On 15 December 2008, the Company was granted the uranium Variation Rights over 44 658ha in the Potchefstroom goldfield to complement the gold rights already held. Snowden has subsequently completed an estimate of the uranium resources within this area. Since uranium has been a by-product of gold mining in the adjacent areas, the uranium resource was only reported where gold values exceed the 300cm.g/t and 600cm.g/t cut-offs as applied for narrow and wider reefs respectively, and to a maximum depth of 5 000m. Snowden, in an NI 43-101 document dated 29 October 2009, estimated an Inferred Resource of 250.0Mt at 0.3kg/t U3O8, containing 163.6Mlb uranium.

Bloemhoek Pre-Feasibility Study and Mineral Reserves

During September 2009, the Company completed a Pre-Feasibility Study ("PFS") on its Bloemhoek project adjacent to Beatrix gold mine in the southern Free State. This PFS was undertaken by Turnberry Projects (Pty) Limited and is detailed in a NI 43-101 document filed on www.sedar.com. This study has illustrated that mining is both technically and economically viable at Bloemhoek and has resulted in the conversion of Indicated Mineral Resources into a Probable Mineral Reserve of 31.6Mt at a plant head grade of 5.33g/t Au (5.4Moz). The application of the appropriate modifying factors to convert these resources to reserve status is illustrated in the table below:

	Mt	Au (g/t)	Tonnes Au	Moz Au
Indicated Mineral Resource	39.9	7.2	286.2	9.2
Less geological discounts				
Mineral Resource	39.2	7.2	282.5	9.1
Less no-design blocks*				
Mineable Resource	28.1	7.5	212.2	6.8
Less design and mining losses				
Mineable Resource	24.5	7.7	187.5	6.0
Diluted Mineable Resource	31.6	5.9	187.5	6.0
Less Mine Call losses				
Probable Mineral Reserve	31.6	5.3	168.8	5.4

*Small, remote or low-grade fault blocks not considered for mining.

The PFS considered a number of alternative shaft positions and mine sizes that provided the basis to evaluate the optimum financial return from exploiting this ore body. The table below summarises these results which, at a constant exchange rate of R8/US$, indicate that the project is highly geared to fluctuations in the US$ gold price.

Gold Price	US$800/oz	US$975/oz	US$1 250/oz	US$1 500/oz
Pre-Tax IRR	12.2%	19.1%	27.1%	32.9%
NPV (5%)	R2 584m	R5 957m	R11 255m	R16 073m
	(US$323m)	(US$745m)	(US$1 407m)	(US$2 009m)

The PFS also included a preliminary assessment at scoping level that considered the potential benefit of upgrading selected Inferred Mineral Resources to Indicated Mineral Resources. It was concluded that by additional drilling, it may be possible to increase the Probable Mineral Reserves to 32.2Mt, at an average grade of 5.7g/t (5.9Moz). At a gold price of US$975/oz, an exchange rate of R8.00/US$, and a State Royalty of 1.5% on revenue, this would have the effect of increasing the IRR to 22.8% and the NPV (5%) to R7 753 million (US$969 million).

Exploration

The Company is actively conducting exploration in all three goldfields where it holds Prospecting Rights. The current emphasis is at Bloemhoek and De Bron in the southern Free State, where the objective is to move these projects towards a development decision. Considering the above possible benefits of converting the Inferred Resources to Indicated Resources, a drilling programme is planned at Bloemhoek for early 2010. At De Bron, a Scoping Study is planned to investigate the viability of establishing a shallow (500m to 1 200m), multi-reef mining operation.

Following the confirmation of low grade mineralisation in the Carbon Leader during drilling to the immediate west of the Carletonville goldfield, the Company has shifted attention southwards to the Boskop project. An in-house review of the geological structure of Boskop has defined a significant area where the Carbon Leader and Middelvlei Reefs may be preserved at moderate depths of between 1 600m and 2 500m below surface. A drilling programme to test this model is planned for 2010.

Within the Klerksdorp goldfield, borehole WDS1 in the Kromdraai project has temporarily been suspended due to equipment limitations. The borehole is currently at 3 700m below surface and expected to resume drilling in December 2009. The target is high-grade Vaal Reef at a depth of 3 800m below surface.

Information concerning the geology, mineral occurrences, nature of mineralisation, rock types, quality assurance and quality control measures applied, geological controls, sampling data, analytical or testing procedures, the names of analytical laboratories used and the key assumptions, parameters and methods used to estimate the Mineral Resources at the Company's various projects are communicated in the Company's filed NI 43-101 compliant Independent Technical Reports dated June and October 2009, which can be viewed at www.sedar.com.

The Company's Exploration Manager, Mr Dirk Muntingh, the Company's Competent Person, is responsible for the technical material in this release. Mr Muntingh (M.Sc. Geology) is a registered Professional Natural Scientist ("Pr.Sci.Nat.") with the South African Council for Natural Scientific Professionals ("SACNASP") and has 17 years of experience in gold exploration. The technical content of this release has been compiled by Mr Muntingh and he has issued a written statement that the information disclosed above is SAMREC compliant.

Wits Gold's board of directors is of the opinion that the Company currently has sufficient funds to finance its commitments to the DMR for approximately the next two and a half years.

For and on behalf of the board

Adam Fleming
Chairman

Marc Watchorn
CEO

Johannesburg
25 November 2009

Business and registered office
12th Floor, 70 Fox Street, Johannesburg, 2001
PO Box 61147, Marshalltown, 2107

FILE NO. 82-34986

Tel: (011) 832 1749
Fax: (011) 838 3208

Directors
Mr Adam Fleming (Chairman)*, Prof Taole Mokoena (Deputy Chairman)*, Dr Humphrey Mathe (Director)*, Mrs Gayle Wilson (Director)*, Dr Marc Watchorn (Chief Executive Officer), Mr Derek Urquhart (Chief Financial Officer)

*Non-executive

Company secretary
Mr Brian Dowden
7 Pam Road, Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Transfer secretaries
JSE: Link Market Services SA (Pty) Limited
TSX: CIBC Mellon Trust Company

Sponsor
PricewaterhouseCoopers
Corporate Finance (Pty) Limited
2 Eglin Road, Sunninghill, 2157
Private Bag X37, Sunninghill, 2157
South Africa

www.witsgold.com